                                    FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _________ to _________

                          COMMISSION FILE NUMBER 1-3672









                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                               EMPLOYEE LONG-TERM
                           SAVINGS PLAN - IBEW NO. 702



                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
EMPLOYEE LONG-TERM SAVINGS PLAN - IBEW NO. 702
Report, Financial Statements and Additional Information
December 31, 1998

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Report, Financial Statements and Additional Information
Index
December  31,  1998
________________________________________________________________________________




                                                                       Page


Report of Independent Accountants                                        1


Statement of Net Assets Available for Benefits
 with Fund Information at December 31, 1998
 and December 31, 1997                                                 2 - 5


Statement of Changes in Net Assets  Available for Benefits
 with Fund Information for the years ended December 31, 1998
 and December 31, 1997                                                 6 - 9


Notes to Financial Statements                                         10 - 19


Additional Information*:
         Line 27a - Schedule of Assets Held for
          Investment Purposes at December 31, 1998                   Schedule I

         Line 27d - Schedule of Reportable
          Transactions for the year ended
          December 31, 1998                                          Schedule II

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


June 25, 1999

To the Board of Directors of
Central Illinois Public Service Company and the
 Participants of the Central Illinois Public Service
 Company Employee Long-Term Savings Plan,
 IBEW No. 702



In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Central Illinois Public Service Company Employee Long-Term Savings Plan, IBEW No. 702 at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Pla's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1998
Page 2
________________________________________________________________________________


                                       Ameren
                                       Common       Bond       Money        Growth        S&P 500     Retirement     AIM
                                       Stock        Index      Market       Equity        Equity       Preserv.     Value
                                       Fund         Fund        Fund         Fund       Index Fund      Trust        Fund

Assets

Investments at fair value           $8,546,226   $1,044,257   $1,379,710   $6,408,322   $7,285,868   $  323,867   $1,727,473

Dividends and interest receivable        1,541          275          134          913          872          234          577

Contributions receivable:
    Participant                         43,790        7,745        7,039       33,972       39,069        2,832       15,597
    Employer                             4,370          697          601        3,117        3,733          187        1,233
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                        48,160        8,442        7,640       37,089       42,802        3,019       16,830
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------

Net assets available for benefits   $8,595,927   $1,052,974   $1,387,484   $6,446,324   $7,329,542   $  327,120   $1,744,880
                                    ==========   ==========   ==========   ==========   ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Net Assets Available for Benefits, with Fund Information(continued) December 31, 1998
Page 3
________________________________________________________________________________


                                       Global                                   Pending        Participant
                                      Allocation     Capital        Cash       Settlement         Loan
                                        Fund          Fund          Fund          Fund            Fund          Total

Assets

Investments at fair value           $   269,117   $   356,484   $   (10,484)   $       483    $ 1,373,224    $28,704,547

Dividends and interest receivable           138           121         7,809           --             --           12,614

Contributions receivable:
    Participant                           3,842         4,811          --             --          (18,663)       140,034
    Employer                                304           445          --             --             --           14,687
                                    -----------   -----------   -----------    -----------    -----------    -----------
                                          4,146         5,256          --             --          (18,663)       154,721
                                    -----------   -----------   -----------    -----------    -----------    -----------

Net assets available for benefits   $   273,401   $   361,861   $    (2,675)   $       483    $ 1,354,561    $28,871,882
                                    ===========   ===========   ===========    ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997
Page 4
________________________________________________________________________________


                                      Ameren
                                      Common        Bond         Money      Growth        S&P 500     Retirement       AIM
                                      Stock         Index       Market      Equity        Equity       Preserv.       Value
                                       Fund         Fund         Fund        Fund       Index Fund      Trust         Fund

Assets

Investments at fair value           $8,137,853   $  904,447   $1,096,019   $4,552,267   $4,907,904   $  181,950   $  825,729

Dividends and interest receivable        2,951          374          188        1,425        1,516           13          451

Contributions receivable:
    Participant                         84,427       11,413        8,828       46,689       49,797          888       11,201
    Employer                             4,971          670          576        2,827        3,015           54          670
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                        89,398       12,083        9,404       49,516       52,812          942       11,871
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------

Net assets available for benefits   $8,230,202   $  916,904   $1,105,611   $4,603,208   $4,962,232   $  182,905   $  838,051
                                    ==========   ==========   ==========   ==========   ==========   ==========   ==========


   The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Net Assets Available for Benefits, with Fund Information(continued) December 31, 1997
Page 5
________________________________________________________________________________


                                       Global                                   Pending        Participant
                                     Allocation      Capital       Cash        Settlement         Loan
                                        Fund          Fund         Fund           Fund            Fund         Total

Assets

Investments at fair value           $   201,649   $   228,961   $      (320)   $    53,379    $ 1,094,565    $22,184,403

Dividends and interest receivable           146           103         5,503           --             --           12,670

Contributions receivable:
    Participant                           5,107         4,960          --             --          (36,531)       186,779
    Employer                                322           308          --             --             --           13,413
                                    -----------   -----------   -----------    -----------    -----------    -----------
                                          5,429         5,268          --             --          (36,531)       200,192
                                    -----------   -----------   -----------    -----------    -----------    -----------

Net assets available for benefits   $   207,224   $   234,332   $     5,183    $    53,379    $ 1,058,034    $22,397,265
                                    ===========   ===========   ===========    ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Changes in Net Assets Available for Benefits, with Fund Information For the Year Ended December 31, 1998
Page 6
________________________________________________________________________________


                                           Ameren
                                           Common          Bond         Money        Growth        S&P 500       Retirement     AIM
                                            Stock         Index         Market       Equity        Equity         Preserv.     Value
                                            Fund           Fund         Fund          Fund       Index Fund        Trust       Fund

Additions to net assets attributed to:

    Participant contributions           $   879,100    $  158,776    $  121,159   $   750,180    $   835,077   $  38,146   $ 284,293
    Employee contributions                   70,148        11,376         9,427        50,037         57,979       2,562      18,291
    Dividends and interest                  516,349         4,756        67,481        19,718         23,125      13,446     115,443
    Net appreciation (depreciation)
     in fair value of investments           (36,167)       86,653          --       1,170,296      1,560,614        --       294,460
                                        -----------    ----------    ----------   -----------    -----------   ---------   ---------

    Total additions                       1,429,430       261,561       198,067     1,990,231      2,476,795      54,154     712,487
                                        -----------    ----------    ----------   -----------    -----------   ---------   ---------


Deductions from net assets
 attributed to:
    Distributions                           348,053         34,444       37,203        68,054        128,537       6,793      56,909
    Administrative expenses                   2,034            164          103           804          1,289          55         195
                                        -----------    -----------    ---------   -----------    -----------   ---------   ---------

    Total deductions                        350,087         34,608       37,306        68,858        129,826       6,848      57,104
                                        -----------    -----------    ---------   -----------    -----------   ---------   ---------

Net transfers between funds and plans      (713,618)       (90,883)     121,112       (78,257)        20,341      96,909     251,446
                                        -----------    -----------    ---------   -----------    -----------   ---------   ---------

Increase in net assets
 available for benefits                     365,725        136,070      281,873     1,843,116      2,367,310     144,215     906,829

Net assets available for benefits,
 Beginning of year                        8,230,202        916,904    1,105,611     4,603,208      4,962,232     182,905     838,051
                                        -----------    -----------    ---------   -----------    -----------   ---------   ---------


 End of year                            $ 8,595,927    $ 1,052,974  $ 1,387,484   $ 6,446,324    $ 7,329,542 $   327,120 $ 1,744,880
                                        -----------    -----------  -----------   -----------    ----------- -----------   ---------


   The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Changes in Net Assets Available for Benefits,
with Fund Information (continued)
For the Year Ended December 31, 1998
Page 7
________________________________________________________________________________


                                             Global                                      Pending       Participant
                                           Allocation      Capital          Cash        Settlement         Loan
                                              Fund           Fund           Fund           Fund            Fund            Total

Additions to net assets attributed to:

    Participant contributions           $     85,414    $    104,845    $       --      $       --      $       --     $  3,256,990
    Employe contributions                      5,426           7,151            --              --              --          232,397
    Dividends and interest                    32,972          22,123           2,306            --              --          817,719
    Net appreciation (depreciation)
     in fair value of investments            (28,267)         (1,728)           --              --              --        3,045,861
                                        ------------    ------------    ------------    ------------    ------------   ------------

    Total additions                           95,545         132,391           2,306            --              --        7,352,967
                                        ------------    ------------    ------------    ------------    ------------   ------------


Deductions from net assets
 attributed to:
    Distributions                             16,164           9,635            --              --            35,045        740,837
    Administrative expenses                       24              53            --              --              --            4,721
                                        ------------    ------------    ------------    ------------    ------------   ------------

    Total deductions                          16,188           9,688            --              --            35,045        745,558
                                        ------------    ------------    ------------    ------------    ------------   ------------

Net transfers between funds and plans        (13,180)          4,826         (10,164)        (52,896)        331,572       (132,792)
                                        ------------    ------------    ------------    ------------     -----------    -----------

Increase (decrease) in net assets
 available for benefits                       66,177         127,529          (7,858)        (52,896)        296,527      6,474,617

Net assets available for benefits,
 Beginning of year                           207,224         234,332           5,183          53,379       1,058,034     22,397,265
                                        ------------    ------------    ------------    ------------    ------------   ------------


 End of year                            $    273,401    $    361,861    $     (2,675)   $        483    $  1,354,561   $ 28,871,882
                                        ------------    ------------    ------------    ------------    ------------   ------------


   The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Changes in Net Assets Available for Benefits, with Fund Information For the Year Ended December 31, 1997
Page 8
________________________________________________________________________________


                                           Ameren
                                           Common         Bond          Money       Growth       S&P 500       Retirement      AIM
                                            Stock         Index        Market       Equity        Equity        Preserv.      Value
                                            Fund          Fund          Fund         Fund       Index Fund       Trust        Fund

Additions to net assets attributed to:

    Participant contributions            $ 1,140,575    $ 157,739   $   125,818   $   656,834   $   686,614   $  13,487   $ 152,186
    Employer contributions                    43,417        5,872         5,074        24,708        26,363         478       5,817
    Dividends and interest                   415,322        4,193        48,129        14,193        16,557       6,884      78,928
    Net appreciation (depreciation)
     in fair value of investments          1,553,870       78,841          --       1,040,375     1,204,279        --        38,944
                                         -----------    ---------   -----------   -----------   -----------   ---------   ---------

    Total additions                        3,153,184      246,645       179,021     1,736,110     1,933,813      20,849     275,875
                                         -----------    ---------   -----------   -----------   -----------   ---------   ---------


Deductions from net assets
 attributed to:
    Distributions                            444,314       21,218        27,186       192,110       225,012        --         4,720
    Administrative expenses                    2,168          118           217           880         1,029           2         152
                                         -----------    ---------   -----------   -----------   -----------   ---------   ---------

    Total deductions                         446,482       21,336        27,403       192,990       226,041           2       4,872
                                         -----------    ---------   -----------   -----------   -----------   ---------   ---------

Net transfers between funds and plans       (750,740)      89,483       268,285       287,967       288,159      50,244     172,852
                                         -----------    ---------   -----------   -----------    ----------   ---------   ---------

Increase in net assets
 available for benefits                    1,955,962      314,792       419,903     1,831,087     1,995,931      71,091     443,855

Net assets available for benefits,
 Beginning of year                         6,274,240      602,112       685,708     2,772,121     2,966,301     111,814     394,196
                                         -----------    ---------   -----------   -----------   -----------   ---------   ---------


  End of year                            $ 8,230,202    $ 916,904   $ 1,105,611   $ 4,603,208   $ 4,962,232   $ 182,905   $ 838,051
                                         -----------    ---------   -----------   -----------   -----------   ---------   ---------


   The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW No. 702
Statement of Changes in Net Assets Available for Benefits,
 with Fund Information (continued)
For the Year Ended December 31, 1997
Page 9
________________________________________________________________________________


                                             Global                                    Pending      Participant
                                           Allocation       Capital        Cash       Settlement       Loan
                                              Fund           Fund          Fund         Fund           Fund         Total

Additions to net assets attributed to:

    Participant contributions            $    74,478    $    75,440    $      --     $      --     $      --     $ 3,083,171
    Employer contributions                     2,769          2,674           --            --            --         117,172
    Dividends and interest                    26,081         18,573          2,242          --            --         631,102
    Net appreciation (depreciation)
     in fair value of investments             (9,445)        15,894           --            --            --       3,922,758
                                         -----------    -----------    -----------   -----------   -----------   -----------

    Total additions                           93,883        112,581          2,242          --            --       7,754,203
                                         -----------    -----------    -----------   -----------   -----------   -----------


Deductions from net assets
 attributed to:
    Distributions                               --             --             --            --          24,747       939,307
    Administrative expenses                       71             43             40          --            --           4,720
                                         -----------    -----------    -----------   -----------   -----------   -----------

    Total deductions                              71             43             40          --          24,747       944,027
                                         -----------    -----------    -----------   -----------   -----------   -----------

Net transfers between funds and plans        (12,230)        (4,697)           844        53,358       313,089       756,614
                                         -----------    -----------    -----------   -----------   -----------   -----------

Increase in net assets
 available for benefits                       81,582        107,841          3,046        53,358       288,342     7,566,790

Net assets available for benefits,
 Beginning of year                           125,642        126,491          2,137            21       769,692    14,830,475
                                         -----------    -----------    -----------   -----------   -----------   -----------


  End of year                            $   207,224    $   234,332    $     5,183   $    53,379   $ 1,058,034   $22,397,265
                                         -----------    -----------    -----------   -----------   -----------   -----------


   The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1998
Page 10
________________________________________________________________________________

1.     Description of the plan

       General
       The following description of the Plan provides only general information. For a more complete description of the Plan's provisions, a copy of the Plan document is available upon request from the Plan Administrator.

       The Central Illinois Public Service Company (the Company) is an Illinois corporation which is a wholly-owned subsidiary of Ameren Corporation (Ameren), a holding company formed upon completion of the merger between Union Electric Company and CIPSCO Incorporated (the Merger). The Company adopted the Employee Long-Term Savings Plan - IBEW No. 702 (the Plan) on January 1, 1990, to provide a systematic means by which certain eligible employees of the Company may adopt a regular savings program and secure federal income tax benefits resulting from participation in the Plan. The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for the investment in certain funds held under the Plan for each participating employee (the Participant).

       A committee (the Committee) consisting of at least three persons appointed by the Company administers the Plan. The Committee has the power to adopt rules and regulations as deemed necessary or advisable to carry out the Plan in accordance with its terms. No member of the Committee who is an employee of the Company may receive any remuneration for services performed in this capacity as a member of the Committee. Merrill Lynch Trust Company of America (the Trustee) serves as trustee under terms of the Master Trust.

       Participation
       Each employee of the Company receiving regular salary or wages who is part of the IBEW Local No. 702 collective bargaining unit and who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become a Participant. The total number of active participants in the Plan at December 31, 1998 was approximately 566.

       Contributions
       The Plan permits a participant to make contributions to the Plan through payroll reductions from 1% up to 15% of the Participant's compensation (as defined). In order to insure compliance with applicable nondiscrimination requirements of the Internal Revenue Code, the Committee, in accordance with the Plan, has limited highly compensated participant reductions to 10%. The Tax Reform Act of 1986 limited the maximum annual amount that may be contributed by a Participant to $10,000 in 1998

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1998
Page 11
________________________________________________________________________________



       and $9,500 in 1997. The Company transfers to the Master Trust the amount designated by the Participant where it is placed in a Participant's account no less frequently than semi-monthly. The Company shall make a matching contribution equal to 15% of the amount of compensation reduction contributions, not to exceed 5% of the participant's compensation while an active participant for such payroll period. Contributions are invested in accordance with the Participant's directions in one or more of the Funds. Employees may make "qualifying rollover contributions" of amounts received as a distribution from a prior employer's plan.

       Vesting
       The amounts in a  Participant's  Account  are fully  vested at all times.
       Since  Company  contributions  vest  immediately,   forfeitures  are  not
       applicable.

       Investment options
       Ameren Common Stock Fund - This fund invests in shares of Ameren Corporation common stock which the trustee purchases in the open market from time to time. Upon consummation of the Merger, the common stockholders of CIPSCO received 1.03 shares of Ameren Corporation common stock, par value $.01 per share, for each share of CIPSCO common stock and became stockholders of Ameren. All activity in the Common Stock Fund is reported in these financial statements as Ameren Corporation common stock activity, regardless of whether the transaction was CIPSCO or Ameren Corporation common stock.

       Bond Index Fund - Funds are invested in the Barclays Global Investors Government/Corporate Bond Index Fund which is a stratified sample of bonds comprising the Lehman Brothers Government/Corporate Bond Index (the Bond Index). The Bond Index is comprised primarily of U.S. Government, U.S. Agency and corporate bonds.

       Standard & Poor's (S&P) 500 Equity Index Fund - Funds are invested in the Merrill Lynch Equity Index Trust, a collective trust fund maintained by Merrill Lynch Trust Company. The investment objectives of the Merrill Lynch Equity Index Trust are to approximate the total return of the S&P 500 Composite Stock Index (the Equity Index). The investment strategy has two components. Ordinarily, over 90% of the assets are held as a traditional "full replication" Equity Index portfolio comprised of all, or nearly all, 500 stocks in weightings closely aligned with those of the Equity Index. The balance of the assets are held in a liquidity pool of cash equivalents (hedged by ownershi of S&P 500 Index Futures) that provide a return very close to the Equity Index, while allowing low-cost, efficient accommodation of cash flows in and out of the Merrill Lynch Equity Index Trust.

       Money Market Fund - Funds are invested in the Barclays Global Investors Money Market Fund for Employee Benefit Trusts, which provides for investment and reinvestment in a variety of money market instruments, including but not limited to

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1998
Page 12
________________________________________________________________________________

       U.S. government and agency securities, bank obligations such as certificates of deposit, banker's acceptances and fixed-time deposits, short-term commercial debt instruments such as commercial paper, unsecured loan participation or variable rate demand notes and repurchase agreements.

       Growth Equity Fund - Funds are invested in a separately managed portfolio consisting primarily of equity securities, or securities convertible into common stocks. A portion of the portfolio may be invested in cash equivalents. The portfolio is managed by Merrill Lynch Asset Management.

       Merrill Lynch Retirement Preservation Trust - Funds are invested primarily in U.S. government and agency securities, guaranteed investment contracts issued generally by insurance carriers and banks, and high-quality money market instruments. This Fund is a collective trust fund maintained by Merrill Lynch Trust Company.

       AIM Value Fund - Class A Shares - Funds are invested primarily in equity securities that are judged by the manager to be undervalued. The AIM Value Fund invests primarily in common stocks, convertible bonds and convertible preferred stocks, but also may invest in preferred stocks and other debt securities.

       Merrill Lynch Global Allocation Fund - Class A Shares - This fund varies the mix of investments in United States and foreign equity, debt and money market securities based upon the manager's evaluation of changing market and economic trends.

       Merrill Lynch Capital Fund - This fund has a fully managed investment policy utilizing equity, debt and convertible securities. Consistent with policy, the Capital Fund's portfolio may, at any given time, be invested substantially in equity securities (stocks), corporate bonds, or money market securities. It is the expectation of the investment manager that over longer periods, a major portion of the Capital Fund's portfolio will consist of equity securities of larger-market capitalization companies.

       Participant Loan Fund - This fund consists of amounts loaned to participants as provided for in the Plan.

       Plan Withdrawals/Loans
       No withdrawals from a Participant's account are permitted while the Participant continues to be employed by the Company except that, upon compliance with the provisions of the Plan, one withdrawal may be made each year in limited cases of financial hardship. In addition, Participants may make withdrawals of their rollover contributions and earnings thereon.

       Upon application of a Participant and payment of a loan application fee, the Committee may, in compliance with the Plan, direct the Trustee to make a loan to the Participant

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1998
Page 13
________________________________________________________________________________

       from the  Participant's  account upon such   terms as the Committee shall
       specify. Participants' loans are maintained in the Participant Loan Fund.

       Distributions
       Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's account less the unpaid amount of any outstanding loan (including accrued interest). Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a participant reaches age 70 1/2, dies, or requests an earlier distribution (whichever occurs first).

       Amounts that have been requested for withdrawal by Participants, but have not yet been distributed by the Plan, are included in net assets available for benefits. There were no amounts requested for withdrawal by Participants, but not yet distributed by the Plan as of December 31, 1998 or 1997.

       Plan termination
       The Company has a right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, the Trustee will distribute assets remaining in the Trust Fund with the exception that, except in certain specified situations, no distributions shall be made until a participant attains age 59 1/2.

2.     Summary of significant accounting policies

       Basis of accounting
       The financial statements of the Plan are prepared on the accrual basis of accounting.

       Use of estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       Pending settlements
       Pending settlements represent accrued income from sales transactions for which the trade date is prior to December 31 and the settlement date is subsequent to December 31.

       Payroll withholdings
       Payroll withholdings represent accrued contributions and employee loan repayments that are owed to the Plan as of December 31.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1998
Page 14
________________________________________________________________________________

       Investments
       All investments are presented at fair value as of December 31, 1998 and 1997. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

       Income
       Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

       Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in Net appreciation (depreciation) of investments on the Statement of Changes in Net Assets Available for Benefits.

       Expenses
       In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

       Benefit payments
       Benefit payments are recorded when paid.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1998
Page 15
________________________________________________________________________________

3.     Investments

       The following table presents investments of the Plan. Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1998 and 1997 are separately identified.


                                                             December 31,
                                                         1998            1997
                                                         ----            ----
Investments at Fair Value as
  Determined by Quoted Market Price

  Ameren Common Stock                                $ 8,546,226     $ 8,137,853

  Common/Collective Trusts:
     S&P 500 Equity Index Fund                         7,285,868       4,907,904
     Govt/Corp Bond Index Fund                         1,044,257         904,447
     Money Market Fund                                 1,379,710       1,096,019
     Growth Equity Fund                                6,408,322       4,552,267
     Merrill Lynch Retirement
      Preservation Trust                                 323,867         181,950
                                                     -----------     -----------
     Total Common/Collective Trusts                   16,442,024      11,642,587

  Mutual Funds:
     AIM Value Fund                                    1,727,473         825,729
     Merrill Lynch Global Allocation Fund --
         Class A                                         269,117         201,649
     Merrill Lynch Capital Fund -- Class A               356,484         228,961
                                                     -----------     -----------
     Total Mutual Funds                                2,353,074       1,256,339

  Loans to Participants                                1,373,224       1,094,565
                                                     -----------     -----------

Total Investments                                    $28,714,548     $22,131,344
                                                     ===========     ===========



4.     Transactions with parties-in-interest

       At December 31, 1998, the Plan held Ameren Corporation common stock with a cost and market value of $6,751,530 and $8,546,226, respectively. During 1998, the Plan purchased shares at a cost of $2,472,489 and sold shares valued at $1,844,516, resulting in a net realized gain of $241,855. The Plan also distributed shares valued at $129,854 to persons withdrawing from the Plan.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1998
Page 16
________________________________________________________________________________

       At December 31, 1997, the Plan held Ameren Corporation common stock with a cost and market value of $6,043,801 and $8,137,853, respectively. During 1997, the Plan purchased shares at a cost of $2,010,372 and sold shares valued at $1,705,055, resulting in a net realized gain of $178,459. The Plan also distributed shares valued at $138,959 to persons withdrawing from the Plan.

       The Plan held $323,867 and $181,950 in the Merrill Lynch Retirement Preservation Trust at December 31, 1998 and 1997, respectively. This Fund is a collective trust fund with book value approximating market.

       At December 31, 1998, the Plan held shares in the Merrill Lynch Equity Index Trust with a cost and market value of $4,281,895 and $7,285,868, respectively. During 1998, the Plan purchased shares at a cost of $1,740,060 and sold shares valued at $924,415, resulting in a net realized gain of $268,437.

       At December 31, 1997, the Plan held shares in the Merrill Lynch Equity Index Trust with a cost and market value of $3,196,108 and $4,907,904, respectively. During 1997, the Plan purchased shares at a cost of $1,021,810 and sold shares valued at $489,105, resulting in a net realized gain of $154,430.

       These  transactions  are allowable  party-in-interest  transactions under
       Section 408(b)(8) of the ERISA regulations.

5.     Federal income tax status

       The Plan is intended to qualify as a deferred compensation plan under sections 401 (a) and 401 (k) of the Internal Revenue Code of 1986. Qualification of the Plan means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received a favorable determination letter from the Internal Revenue Service dated July 29, 1996, concerning the qualification of the Plan under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986, concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plan is currently designed and is being operated in compliance with requirements of the Internal Revenue Code and that the Plan is tax exempt as of the financial statement date.

       Discussions of the federal income tax consequences of the Plans, including consequences on distributions of Participant's account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description and Information Statement (dated June 27, 1995).

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1998
Page 17
________________________________________________________________________________

6.       Participation in Master Trust

       The Central Illinois Public Service Company Master Long-Term Savings Trust (the Master Trust) was established April 1, 1985 to serve as the funding medium for the Plan and for the other separate Employee Long-Term Savings Plans which are for the executive and wage and salary groups and the members of the IUOE No. 148 collective bargaining unit. These separate Plans are not included in this report and are shown separately in their own reports. At December 31, 1998 and 1997, the Plan's interest in the net assets of the master trust was approximately 53% and 19%, respectively.

       The master trusts' Statement of Net Assets at December 31, 1998 and 1997, and Statement of Changes in Net Assets for the Year Ended December 31, 1998 and 1997, are detailed on the following pages.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Master Long-Term Savings Trust
Statement of Net Assets Available for Benefits
December 31, 1998 and 1997
Page 18
________________________________________________________________________________


                                                              December 31,
                                                        1998             1997
                                                   -------------    -------------
Investments, at fair value:

   Ameren Common Stock Fund                        $  18,123,511    $  36,805,946
   Bond Index Fund                                     1,783,429        5,452,036
   Money Market Fund                                   4,526,474        9,288,591
   Growth Equity Fund                                 10,347,700       29,244,841
   Standard & Poor's (S&P) 500 Equity Index Fund      11,816,384       26,667,330
   Merrill Lynch Retirement Preservation Trust         1,924,488        1,739,564
   AIM Value Fund                                      2,138,823        3,307,802
   Merrill Lynch Global Allocation Fund                  346,163        1,152,945
   Merrill Lynch Capital Fund                            534,042        1,343,244
   Participant Loan Fund                               2,586,939        5,167,490
                                                   -------------    -------------
      Total investments                               54,127,953      120,169,789

Cash                                                     (10,616)          (1,513)

Receivables:

   Pending Settlement                                        498          231,825
   Payroll withholdings                                  222,156          447,815
   Interest and Dividends                                 24,532           57,671
                                                   -------------    -------------

Net assets available for benefits                  $  54,364,523    $ 120,905,587
                                                   =============    =============


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Master Long-Term Savings Trust
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1998 and 1997
Page 19
________________________________________________________________________________


                                                      Year ended December 31,
                                                      1998             1997
Additions:

   Employee contributions                       $   7,238,215    $   8,442,643

   Employer contributions                             232,397          117,172

   Investment income                                3,025,572        3,349,273

   Net appreciation of investments                  7,803,511       20,848,089
                                                -------------    -------------

       Total additions                             18,299,695       32,757,177
                                                -------------    -------------


Deductions:

   Distributions                                    9,659,880        4,570,592

   Administrative expenses                             10,482           13,200
                                                -------------    -------------

       Total deductions                             9,670,362        4,583,792
                                                -------------    -------------

Increase in net assets available for benefits       8,629,333       28,173,385

Net assets available for benefits
   Beginning of year                              120,905,587       92,732,202
                                                -------------    -------------

   End of year                                    129,534,920      120,905,587

Net assets transferred out                        (75,170,397)            --
                                                -------------    -------------

Net assets                                      $  54,364,523    $ 120,905,587
                                                =============    =============


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                               SCHEDULE I
Employee Long-Term Savings Plan - IBEW No. 702
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998
________________________________________________________________________________


                                                             December 31, 1998
Identity of Issue/Description
  of Investment                                            Cost       Fair Value


Common Stock
 <F1>Ameren Corporation, $.01 par                      $ 6,751,530   $ 8,546,226


Common / Collective Trusts
     Barclay's Global Investors Money Market Fund        1,379,709     1,379,710
     Barclay's Global Investors Govt/Corp Bond Index       851,878     1,044,257
<F1> Merrill Lynch Retirement Preservation Trust           323,867       323,867
<F1> Merrill Lynch Equity Index Trust 3                  4,281,895     7,285,868
     Growth Equity Fund                                  3,769,445     6,408,322
                                                       -----------   -----------

                                                        10,606,794    16,442,024


Mutual Funds
     AIM Value Fund                                      1,418,158     1,727,473
<F1> Merrill Lynch Global Allocation Fund Class A          307,700       269,117
<F1> Merrill Lynch Capital Fund Class A                    349,708       356,484
                                                       -----------   -----------

                                                         2,075,566     2,353,074


Participant Loans
<F1> Loans to Participants
       (Interest rates ranging from 7% to 9.75%)         1,373,223     1,373,224
                                                       -----------   -----------


  TOTAL INVESTMENTS                                    $20,807,113   $28,714,548
                                                       ===========   ===========


 <F1>  Represents a  party-in-interest


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                              SCHEDULE II
Employee Long-Term Savings Plan - IBEW No. 702
Item 27d - Schedule of Reportable Transactions<F1>
For the Year Ended December 31, 1998
Page 1
________________________________________________________________________________


                                                                                 (f)  Expense
                                                                                   incurred
    (a)Identity of Party/                 (c) Purchase   (d) Selling  (e) Lease      with
    (b)Description of Investment               Price        Price       Rental    transaction

<F2>Ameren Common Stock                     $2,472,489   $     --     $   --     $       --

<F2>Ameren Common Stock                           --      1,844,516       --             --

    BGI Money Market Fund                      974,684         --         --             --

    BGI Money Market Fund                         --        691,868       --             --

<F2>Merrill Lynch Equity Index Trust 3       1,740,060         --         --             --

<F2>Merrill Lynch Equity Index Trust 3            --        924,415       --             --

    Growth Equity Fund                       1,088,206         --         --             --

    Growth Equity Fund                            --        404,083       --             --

<F2>Merrill Lynch Ret. Preservation Trust      673,703         --         --             --

<F2>Merrill Lynch Ret. Preservation Trust         --        449,547       --             --

    AIM Value Fund                           1,351,751         --         --             --

    AIM Value Fund                                --        744,467       --             --


<F1> Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2> Party-in-interest Transaction


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                              SCHEDULE II
Employee Long-Term Savings Plan - IBEW No. 702
Item 27d - Schedule of Reportable Transactions<F1>
For the Year Ended December 31, 1998
Page 1 - continued
________________________________________________________________________________


                                                           Current
                                                         value of asset
    (a)Identity of Party/                 (g) Cost of  (h)  on transaction   (i) Net Gain
    (b)Description of Investment              Asset         date                 or (Loss)

<F2>Ameren Common Stock                    $2,472,489      $2,472,489          $     --

<F2>Ameren Common Stock                     1,602,661      1,844,516              241,855

    BGI Money Market Fund                     974,684        974,684                 --

    BGI Money Market Fund                     691,868        691,868                 --

<F2>Merrill Lynch Equity Index Trust 3      1,740,060      1,740,060                 --

<F2>Merrill Lynch Equity Index Trust 3        655,978        924,415              268,437

    Growth Equity Fund                      1,088,206      1,088,206                --

    Growth Equity Fund                        267,581        404,083              136,502

<F2>Merrill Lynch Ret. Preservation Trust     673,703        673,703                --

<F2>Merrill Lynch Ret. Preservation Trust     449,547        449,547                --

    AIM Value Fund                          1,351,751      1,351,751                --

    AIM Value Fund                            714,434        744,467               30,033


<F1> Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2> Party-in-interest Transaction


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                              SCHEDULE II
Employee Long-Term Savings Plan - IBEW No. 702
Item 27d - Schedule of Reportable Transactions<F1>
For the Year Ended December 31, 1998
Page 2
________________________________________________________________________________



                                                                                  (f)  Expense
                                                                                     incurred
    (a)Identity of Party/             (c) Purchase    (d) Selling   (e) Lease          with
    (b)Description of Investment          Price           Price       Rental        transaction

Loan Fund                                794,100            --          -                -

Loan Fund                                   --            519,556       -                -

Pending Settlement Fund                1,923,800            --          -                -

Pending Settlement Fund                     --          1,976,696       -                -

<F1> Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2> Party-in-interest Transaction


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                              SCHEDULE II
Employee Long-Term Savings Plan - IBEW No. 702
Item 27d - Schedule of Reportable Transactions<F1>
For the Year Ended December 31, 1998
Page 2 - continued
________________________________________________________________________________



                                                            Current
                                                        value of asset
    (a)Identity of Party/             (g) Cost of   (h) on transaction      (i) Net Gain
    (b)Description of Investment           Asset           date                or (Loss)

Loan Fund                                794,100          794,100                --

Loan Fund                                519,556          519,556                --

Pending Settlement Fund                1,923,800        1,923,800                --

Pending Settlement Fund                1,976,696        1,976,696                --

<F1> Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2> Party-in-interest Transaction


                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 CENTRAL ILLINOIS PUBLIC
                                                     SERVICE COMPANY
                                                   EMPLOYEE LONG-TERM
                                               SAVINGS PLAN - IBEW NO. 702


                                                 AMEREN SERVICES COMPANY
                                                    (Administrator)




                                                 By  /s/  Jean M. Hannis
                                                       Jean M. Hannis
                                                       Vice President

June 29, 1999




                                  EXHIBIT INDEX

                             Exhibits Filed Herewith


   Exhibit No.                      Description

       23                 Consent of Independent Accountants